Exhibit 99.3

3Q21 - Unaudited interim condensed consolidated financial statements

September 30, 2021

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders

XP Inc.

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheets of XP Inc. and its subsidiaries (the "Company") as at September 30, 2021 and the related interim condensed consolidated statements of income and of comprehensive income for the three-month and nine-month periods then ended, and the interim condensed consolidated statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, november 3, 2021

/s/ PricewaterhouseCoopers	/s/ Tatiana Fernandes Kagohara Gueorguiev
PricewaterhouseCoopers	Tatiana Fernandes Kagohara Gueorguiev
Auditores Independentes Ltda.	Contadora CRC 1SP245281/O-6
CRC 2SP000160/O-5

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of September 30, 2021 and December 31, 2020 In thousands of Brazilian Reais
	Note	September 30, 2021	December 31, 2020

Cash		2,822,563	1,954,788

Financial assets		119,626,346	90,190,827

Fair value through profit or loss		68,903,724	57,149,446
Securities	4	53,432,287	49,590,013
Derivative financial instruments	5	15,471,437	7,559,433

Fair value through other comprehensive income		28,566,049	19,039,044
Securities	4	28,566,049	19,039,044

Evaluated at amortized cost		22,156,573	14,002,337
Securities	4	857,665	1,828,704
Securities purchased under agreements to resell	3	7,870,587	6,627,409
Securities trading and intermediation	9	1,064,775	1,051,566
Loan operations	7	10,535,402	3,918,328
Accounts receivable		355,607	506,359
Other financial assets	15	1,472,537	69,971

Other assets		3,990,936	1,760,999
Recoverable taxes		127,322	127,623
Rights-of-use assets	12	260,094	183,134
Prepaid expenses	8	3,412,774	1,393,537
Other		190,746	56,705

Deferred tax assets	17	1,041,750	505,046
Investments in associates and joint ventures	11	1,184,978	699,907
Property and equipment	12	293,029	204,032
Goodwill and Intangible assets	12	775,409	713,562

Total assets		129,735,011	96,029,161

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of September 30, 2021 and December 31, 2020 In thousands of Brazilian Reais

	Note	September 30, 2021	December 31, 2020

Financial liabilities		88,559,863	70,600,989

Fair value through profit or loss		16,588,140	10,056,806
Securities	4	2,082,211	2,237,442
Derivative financial instruments	5	14,505,929	7,819,364

Evaluated at amortized cost		71,971,723	60,544,183
Securities sold under repurchase agreements	3	24,234,372	31,839,344
Securities trading and intermediation	9	19,634,754	20,303,121
Financing instruments payable	13	19,212,527	5,551,849
Accounts payables		928,892	859,550
Borrowings	14	1,885,165	284,087
Other financial liabilities	15	6,076,013	1,706,234

Other liabilities		27,744,423	14,522,206
Social and statutory obligations		583,657	667,448
Taxes and social security obligations		412,081	435,849
Private pension liabilities	16	26,711,015	13,387,913
Provisions and contingent liabilities	20	27,577	19,711
Other		10,093	11,285

Deferred tax liabilities	17	-	8,352

Total liabilities		116,304,286	85,131,547

Equity attributable to owners of the Parent company		13,427,265	10,894,609
Issued capital		23	23
Capital reserve		11,050,645	10,663,942
Other comprehensive income		(223,377)	230,644
Retained earnings		2,599,974	-

Non-controlling interest		3,460	3,005

Total equity	18	13,430,725	10,897,614

Total liabilities and equity		129,735,011	96,029,161

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements

of income and of comprehensive income

For the nine and three months period ended September 30, 2021 and 2020

In thousands of Brazilian Reais, except earnings per share

		Nine months period ended September 30,		Three months period ended September 30,
	Note	2021	2020	2021	2020

Net revenue from services rendered	21	4,644,551	3,493,231	1,588,880	1,277,745

Net income from financial instruments at amortized cost and at fair value through other comprehensive income	21	(1,016,823)	298,585	(717,128)	189,527
Net income from financial instruments at fair value through profit or loss	21	5,189,757	1,964,691	2,299,607	633,465
Total revenue and income		8,817,485	5,756,507	3,171,359	2,100,737

Operating costs	22	(2,564,074)	(1,825,891)	(889,015)	(696,479)
Selling expenses	23	(163,973)	(94,367)	(57,654)	(38,322)
Administrative expenses	23	(3,348,345)	(2,077,587)	(1,267,171)	(809,596)
Other operating income (expenses), net	24	90,982	84,986	1,086	97,801
Expected credit losses	10	(62,290)	(38,171)	(5,284)	(9,541)
Interest expense on debt		(78,600)	(46,385)	(49,112)	(11,585)
Share of profit (loss) in joint ventures and associates	11	3,394	(564)	3,729	(564)

Income before income tax		2,694,579	1,758,528	907,938	632,451

Income tax expense	17	(92,769)	(279,427)	28,449	(91,167)

Net income for the period		2,601,810	1,479,101	936,387	541,284

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		13,036	76,575	(13,277)	6,900
Gains (losses) on net investment hedge		(11,739)	(80,370)	9,004	(7,531)
Changes in the fair value of financial assets at fair value through other comprehensive income		(458,772)	(33,914)	(236,173)	(45,072)

Other comprehensive income (loss) for the period, net of tax		(457,475)	(37,709)	(240,446)	(45,703)

Total comprehensive income for the period		2,144,335	1,441,392	695,941	495,581

Net income attributable to:
Owners of the Parent company		2,599,974	1,475,613	935,662	540,434
Non-controlling interest		1,836	3,488	725	850

Total comprehensive income attributable to:
Owners of the Parent company		2,142,499	1,437,904	695,216	494,731
Non-controlling interest		1,836	3,488	725	850

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	26	4.6506	2.6742	1.6736	0.9794
Diluted earnings per share	26	4.5432	2.6534	1.6363	0.9710

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of changes in equity For the nine months period ended September 30, 2021 and 2020 In thousands of Brazilian Reais

		Atributable to owners of the Parent
			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income (loss)	Retained Earnings	Total	Non-Controlling interest	Total Equity

Balances at December 31, 2019		23	5,409,895	1,533,551	209,927	-	7,153,396	2,563	7,155,959
Comprehensive income for the period
Net income for the period		-	-	-	-	1,475,613	1,475,613	3,488	1,479,101
Other comprehensive income, net		-	-	-	(37,709)	-	(37,709)	-	(37,709)
Transactions with shareholders - contributions and distributions
Share based Plan	25	-	-	78,547	-	-	78,547	(10)	78,537
Gain (loss) in changes in interest of subsidiaries, net		-	-	-	(377)	-	(377)	1,208	831
Allocations of the net income for the period
Dividends distributed		-	-	-	-	-	-	(6,136)	(6,136)
Balances at September 30, 2020		23	5,409,895	1,612,098	171,841	1,475,613	8,669,470	1,113	8,670,583

Balances at December 31, 2020		23	6,821,176	3,842,766	230,644	-	10,894,609	3,005	10,897,614
Comprehensive income for the period
Net income for the period		-	-	-	-	2,599,974	2,599,974	1,836	2,601,810
Other comprehensive income, net		-	-	-	(457,475)	-	(457,475)	-	(457,475)
Transactions with shareholders - contributions and distributions
Share based Plan	25	-	-	390,496	-	-	390,496	2	390,498
Gain (loss) in changes in interest of subsidiaries, net		-	-	(3,793)	3,454	-	(339)	1,615	1,276
Allocations of the net income for the period
Dividends distributed		-	-	-	-	-	-	(2,998)	(2,998)
Balances at September 30, 2021		23	6,821,176	4,229,469	(223,377)	2,599,974	13,427,265	3,460	13,430,725

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of cash flows For the nine months period ended September 30, 2021 and 2020 In thousands of Brazilian Reais

		Nine months ended September 30,
	Note	2021	2020
Operating activities
Income before income tax		2,694,579	1,758,528

Adjustments to reconcile income before income taxes
Depreciation of property and equipment and right-of-use assets	12	46,465	52,972
Amortization of intangible assets	12	132,892	52,928
Loss on write-off of property, equipment and intangible assets and lease, net	12	14,663	61,888
Share of profit or (loss) in joint ventures and associates	11	(3,394)	562
Expected credit losses on financial assets		62,290	38,171
(Reversal of) Provision for contingencies, net	20	4,434	(53)
Net foreign exchange differences		358,229	2,981
Share based plan	25	390,498	78,537
Interest accrued		98,425	47,529

Changes in assets and liabilities
Securities (assets and liabilities)		(13,059,146)	(23,926,297)
Derivative financial instruments (assets and liabilities)		(1,243,803)	314,825
Securities trading and intermediation (assets and liabilities)		(690,036)	5,066,641
Securities purchased (sold) under resale (repurchase) agreements		(8,850,219)	10,861,923
Accounts receivable		152,008	178,152
Loan operations		(6,622,032)	(1,375,823)
Prepaid expenses		(2,019,237)	(1,001,314)
Other assets and other financial assets		(1,578,971)	(216,882)
Financial instruments payable		9,199,037	2,695,808
Accounts payable		(34,840)	387,120
Social and statutory obligations		(83,791)	(113,027)
Tax and social security obligations		129,004	(262,915)
Private pension liabilities		13,323,102	5,890,232
Other liabilities and other financial liabilities		3,059,974	324,962

Cash from operations		(4,519,869)	917,448

Income tax paid		(478,676)	(48,097)
Contingencies paid	20	(2,174)	(592)
Interest paid		(12,423)	(62,015)
Net cash flows (used in) from operating activities		(5,013,142)	806,744

Investing activities
Acquisition of intangible assets	12	(206,612)	(79,127)
Acquisition of property and equipment	12	(107,577)	(40,011)
Acquisition of subsidiaries, net of cash acquired		(857)	(55,741)
Acquisition of associates and joint ventures		(307,863)	(204,960)
Net cash flows used in investing activities		(622,909)	(379,839)

Financing activities
Acquisitions of borrowings		1,570,639	-
Issuance of debt securities		4,334,562	-
Payments of borrowings and lease liabilities		(56,908)	(130,798)
Payment of debt securities in issued		(227,652)	(400,000)
Repurchase/payment of debentures		-	(64,717)
Transactions with non-controlling interests		1,276	831
Dividends paid to non-controlling interests		(2,998)	(6,136)
Proceeds from SPAC issuance of shares		1,134,797	-
Net cash flows from (used in) financing activities		6,753,716	(600,820)

Net increase in cash and cash equivalents		1,117,665	(173,915)
Cash and cash equivalents at the beginning of the period		2,660,388	887,796
Effects of exchange rate changes on cash and cash equivalents		(161,134)	33,814
Cash and cash equivalents at the end of the period		3,616,919	747,695
Cash		2,822,563	642,491
Securities purchased under agreements to resell	3	548,380	-
Interbank certificate deposits	4	245,976	105,204

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
1.	Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is Ugland House, 121 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.

XP Inc. is a holding company controlled by XP Controle Participações S.A., which holds 68.25% of voting rights and whose is ultimately controlled by a group of individuals. On December 13, 2019, the Company completed its Initial Public Offering (“IPO”) and the common shares began trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. and its subsidiaries (collectively, the “Company”, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loans operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

These unaudited interim condensed consolidated financial statements as of September 30, 2021 were approved by the Board of Directors on November 3, 2021.

1.1	Follow-on public offering

On July 1, 2020, XP Inc. concluded an underwritten public offering of 22,465,733 Class A common shares offered by General Atlantic (XP) Bermuda, L.P. and XP Controle Participações S.A. (“selling shareholders”) at a public offering price of US$42.50 per share, including the full exercise of the underwriters’ option to purchase an additional 2,930,313 Class A common shares from the selling shareholders. The Company did not receive any proceeds from the sale of Class A common shares by the selling shareholders and there were no changes in the Company’s control structure as a result of such transaction.

On December 7, 2020, XP Inc closed of its underwritten secondary public offering of 31,654,894 Class A common shares, 7,130,435 of which were issued and sold by the Company and 24,524,459 of which were sold by ITB Holding Brasil Participações Ltda. The offering was made pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”).

The offering price per Class A common share was US$39.00, resulting in gross proceeds of US$283,087 thousand (or R$1,444,530) to XP Inc, deducting R$31,599 thousand as underwriting discounts and commissions. Additionally, the Company incurred in R$7,271 thousand regarding other offering expenses, of which R$5,622 thousand was recognized directly in income statements and an amount of R$1,649 in equity as transaction costs.

1.2	Spin-off of Itaú’s investment in XP Inc.

In January 2021, XP Inc. reached an agreement with Itaú Unibanco in connection with Itaú’s spin-off of its investment in XP Inc., and has entered into two agreements regarding to the corporate reorganization announced by Itaú Unibanco Holding S.A. on December 31, 2020 (Itaú Agreements).

The Itaú Agreements establish certain steps to be taken as a result of the corporate reorganization approved and announced by its shareholders, which on May 31, 2021 the US Federal Reserve Board’s (FED) and July 26, 2021 the Brazilian Central Bank (BACEN) approved the legal and accounting segregation of the Itau’s investments in XP Inc. to XPart.

On June 22, 2021, XP Inc. filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission, or the “SEC” as part of the Itau spin-off of its investment in XP Inc. The prospectus relates to the Class A common shares, or “XP Shares,” of XP Inc., including Class A common shares in the form of Brazilian Depositary Receipts of XP (each representing one XP Share), or the “XP BDRs.”

On October 1, 2021, XPart general sharehoders meeting approved the abovementione spin-off. As result, the corporate reorganization has taken place and XPart ceased to exist. On October 4, 2021, XP Inc. started trading its BDR (“Brazilian Depositary Receipts”) under symbol XPBR31, on brazilian stock exchange B3.

This transaction enhance XP Inc’s corporate governance structure and contributes to improve its capital structure and leverage capacity.The transaction had no material impacts on XP Inc. results of operations and financial condition..

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
2.	Basis of preparation and changes to the Group’s accounting policies

a)	Basis of preparation

The unaudited interim condensed consolidated balance sheets as of September 30, 2021 and December 31, 2020, and the unaudited interim condensed consolidated statements of income and comprehensive income for nine and three months ended September 30, 2021, changes in equity, and cash flows for nine months period ended September 30, 2021 and 2020 (“the financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2020. The list of notes that were not presented in this unaudited interim condensed is described below:

Note to financial statements of December 31, 2020	Description
3.	Summary of significant accounting policies
4.	Significant estimated and judgements
5.	Group structure
11.	Accounts receivable
12.	Recoverable taxes
24.	Social and Statutory obligations
25.	Tax and social security obligations
29. (a)	Key-person management compensation
38. (b) to (f)	Management of financial risks and financial instruments

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those of the previous financial year and corresponding interim reporting period, except for the new accounting policies adopted for the current interim reporting period, see Note 2 (b) and (c).

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s presentation currency and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

b)	New accounting policies adopted by the Group

(i)	Financial assets at Fair Value Through Profit or Loss (“FVPL”)

Investments held in trust account

The Group has a certain class of securities derived from our subsidiary, which qualify as financial instruments, primarily due to their short-term nature. These securities are classified as FVPL. The group’s investments held in the trust account are comprised of money market funds, and are recognized at fair value,with the changes in fair value recognized in the consolidated statements of income. The estimated fair value of the investments held in the trust account is determined using available market information.

(ii)	Financial liabilities designated at FVPL

Classification and subsequent measurement

The Group applied the fair value option as an alternative measurement for selected financial liabilities. Financial liabilities can be irrevocably designated as measured at FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income. See more information in Note 4 e).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
(iii)	Derivative financial instruments

Derivative warrant liabilities

The Group evaluates if the warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants issued by XPAC Acquisition Corp. are derivatives or contain features that quailify as embedded derivatives in accordande with IFRS 9 – Financial Instruments. The Group’s derivatives instruments are recorded at Financial instruments measure at fair value trhough profit or loss. Accordingly, the Group recognizes the warrant as financial liabilities at fair value and remeasures the warrants to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Group’s consolidate statements of income. The fair value of the Public Warrants have been measured based on the listed market price of such warrants.

(iv)	Commitments subject to possible redemption

XPAC Acquisition Corp. redeemable shares

The Group accounts for the common stock subject to redemption in cash held by the noncontrolling interest holders of XPAC Acquisition Corp., a consolidated subsidiary, as a financial liability measured at amortized cost. The instrument is initally recognized at fair value, net of derivative warrant liabilities component and the corresponding elegible transaction costs. The warrant component issued to the noncontrolling interest holders of XPAC Acquisition Corp. are separately accounted as derivatives and measured at fair value with the change in fair value recorded in the statement of income.

c)	New standards, interpretations and amendments adopted by the Group

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

These amendments had no impact on the unaudited interim condensed consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

d)	Basis of consolidation

There were no changes since December 31, 2020 in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements, except for the following items:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	September 30,2021	December 31,2020

Directly controlled
XPAC Sponsor LLC (ii)	Cayman	Special Purpose Acquisition (SPAC) Sponsor	100.00%	-

Indirectly controlled
XP Comercializadora de Energia Ltda. (ii)	Brazil	Energy trading	100.00%	-
Leadr Serviços Online Ltda. (iii)	Brazil	Social media	-	99.99%
XP Private (Europe) S.A. (iii)	Switzerland	Investment advisor	-	100.00%
XProject Participações S.A (ii)	Brazil	Holding	100.00%	-
Instituto XP (ii)	Brazil	Non-profit entity	100.00%	-
XPAC Acquisition Corp. (iv)	US	Special Purpose Acquisition (SPAC)	20.00%	-

Consolidated investments funds
XP Alesia Fund SP CL Shares - Brazil Internacional Fund SPC. (ii)	Cayman	Investment fund	100.00%	-
Newave Fundo de Investimento em Participações Multiestratégia. (ii)	Brazil	Investment fund	100.00%	-

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
(i)	The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.

(ii)	New subsidiaries and investment funds commenced operations during the three months period ended of September 30, 2021.

(iii)	Subsidiaries closed in the three months period ended September 30, 2021.

(iv)	New subsidiaries which the Group holds operational control. The operational control refers to relevant rights the Company have over the subsidiary, that includes, among other topics, the right to nominate the directors and proporse the target entity for merger.

e)	Interests in associates and joint ventures

i.	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

ii.	Joint ventures

The Group has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets.

iii.	Equity method

Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates and joint ventures decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

f)	Business development

Investments in XP Energia

On May 4, 2021 the Group entered into an agreement, to acquire 100% of total share capital of Solis Comercializadora de Energia Ltda. later denominated XP Comercializadora de Energia Ltda. The company's objective is to operate in the wholesale electricity trade, through brokerage, representation, intermediation, purchase, sale, import and export; provision of intermediation services between energy buyers and sellers, among other related services. This acquisition are not considered material for XP Inc. interim financial statements.The purchase prices were mostly allocated to goodwill, representing the value of expected synergies arising from the acquisition.

Investments in XProject

On August 23, 2021 the Group entered into an agreement, to acquire 100% of total share capital of UFUK Empreendimentos e Participações S.A. later referred to as XProject Participações S.A. The company is a holding which has an objective to acquire participation as a partner or a shareholder in other companies in Brazil and abroad. This acquisition is not considered material for XP Inc. interim financial statements.The purchase price is mostly allocated to goodwill, representing the value of expected synergies arising from the acquisition.

Minority stake acquisitions

XP Inc. entered in agreements through our proprietary funds to acquire a minority stake in (i) Giant Steps, a leader in systematic funds in Brazil; (ii) Capitânia Investimentos, an independent traditional asset manager in Brazil specializing in Corporate Credit, Real Estate and Infrastructure investment strategies and (iii) Jive Investments, the largest independent alternative investment manager in Brazil, offering credit recovery, real estate, and other distressed asset strategies. The completion of these transactions (“closing”) are subject to compliance with certain precedent conditions. The closing of Jive Investments occurred in October, 2021.

g)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and joint ventures. Disaggregated information is only reviewed at the revenue level (Note 21), with no corresponding detail at any margin or profitability levels.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statements of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

See Note 21 (c) for a breakdown of total revenue and income and selected assets by geographic location.

h)	Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2020.

3.	Securities purchased (sold) under resale (repurchase) agreements

a)	Securities purchased under agreements to resell

	September 30, 2021	December 31, 2020

Available portfolio	3,854,709	1,409,742
National Treasury Notes (NTNs) (i)	3,332,551	876,146
Financial Treasury Bills (LFTs) (i)	60,115	452,714
National Treasury Bills (LTNs) (i)	327,426	44,093
Debentures (ii)	124,193	36,789
Real Estate Receivable Certificates (CRI) (ii)	10,424	-

Collateral held	4,018,317	5,218,037
National Treasury Bills (LTNs) (i)	996,572	976,468
National Treasury Notes (NTNs) (i)	792,081	4,241,569
Financial Treasury Bills (LFTs)	498.498	-
Debentures (ii)	802,550	-
Real Estate Receivable Certificates (CRI) (ii)	928,616	-

Expected Credit Loss (iii)	(2,439)	(370)

Total	7,870,587	6,627,409

(i) Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated in the subsidiary XP CCTVM and in exclusive funds and were carried out at an average fixed rate of 6.12% p.a. (1.91% p.a. as of December 31, 2020).

(ii) Refers to fixed-income securities issued by private companies.

(iii) The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

As of September 30, 2021, R$ 548,380 (December 31, 2020 - R$ 593,673) from the total amount of available portfolio is being presented as cash equivalents in the statements of cash flows.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
b)	Securities sold under repurchase agreements

	September 30, 2021	December 31, 2020
National Treasury Bills (LTNs)	3,226,372	18,318,498
National Treasury Notes (NTNs)	10,186,389	13,497,944
Financial Treasury Bills (LFTs)	7,616,361	-
Debentures	937,282	22,902
Real Estate Receivable Certificates (CRI)	1,883,820	-
Financial credit bills (LF)	384,148	-
Total	24,234,372	31,839,344

As of September, 2021, securities sold under repurchase agreements were agreed with average interest rates of 6.14% p.a. (December 31, 2020 – 1.89% p.a.), with assets pledged as collateral.

4.	Securities

a)	Securities classified at fair value through profit and loss:

	September 30, 2021		December 31, 2020
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets (i)
At fair value through profit or loss
Available portfolio	52,648,616	52,237,733	49,157,111	49,590,013
Brazilian government bonds	17,630,049	17,224,174	30,752,903	31,129,671
Investment funds	22,688,820	22,688,568	11,216,914	11,221,774
Stocks issued by public-held company	5,654,154	5,654,154	3,802,610	3,802,470
Debentures	1,953,882	1,901,922	1,111,595	1,114,967
Structured transaction certificate	239,621	266,800	485,012	515,960
Bank deposit certificates (ii)	402,123	404,568	371,455	372,329
Agribusiness receivables certificates	642,128	642,551	359,607	363,721
Certificate of real estate receivable	534,286	540,656	97,606	96,930
Financial credit bills	289,160	293,257	81,465	82,209
Others (iv)	2,614,393	2,621,083	877,944	899,982
Investmens held in trust accounts	1,194,554	1,194,554	-	-
US government bonds (iii)	1,194,554	1,194,554	-	-
Total	53,843,170	53,432,287	49,157,111	49,590,013

(i)	Financial assets include R$ 26,711,015 (December 31, 2020 – R$ 13,387,913) related to Specially Constituted Investment Fund (“FIE”) as presented in Note 16, out of which R$ 25,518,086 (December 31, 2020 – R$ 10,625,520) are Investments funds.

(ii)	Bank deposit certificates includes R$ 245,976 presented as cash equivalents in the statements of cash flows.

(iii)	Related to investmets received through IPO transactions derived by XPAC Acquisition Corp. These funds are restricted for use and may only be used for purposes of completing an initial business combination or redemption of public shares as set forth in XPAC Acquisition Corp. trust agreement.

(iv)	Mainly related to bonds issued and traded overseas.

b)	Securities at fair value through other comprehensive income are presented in the following table:

	September 30, 2021		December 31, 2020
	Gross carrying amount	Fair value (i)	Gross carrying amount	Fair value (i)
Financial assets
At fair value through other comprehensive income
Brazilian government bonds	28,335,676	27,630,060	19,011,499	19,039,044
Bonds	937,181	935,989	-	-
Total	29,272,857	28,566,049	19,011,499	19,039,044

(i)	Includes expected credit losses in the amount of R$ 13,206 (2020 – R$ 8,855). The reconciliation of gross carrying amount and the expected credit loss are presented in the Note 10.

c)	Securities evaluated at amortized cost are presented in the following table:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
	September 30, 2021		December 31, 2020
	Gross carrying amount	Book value (i)	Gross carrying amount	Book value (i)
Financial assets
At amortized cost
Bonds	790,660	789,087	1,829,791	1,828,704
Rural Product Note	28,286	28,286	-	-
Debentures	40,292	40,292	-	-
Total	859,238	857,665	1,829,791	1,828,704

(i)	Includes expected credit losses in the amount of R$ 1,573 (2020 – R$ 1,087). The reconciliation of gross carrying amount and the expected credit loss are presented in the Note 10.

d)	Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	September 30, 2021		December 31, 2020
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Securities loaned	1,565,981	1,565,981	2,237,442	2,237,442

e)	Securities on the financial liabilities designated at fair value through profit or loss are presented in the following table:

On May 6, 2021, XP Investimentos, issued non-convertible Debentures, in the aggregate amount of R$ 500,018, with the objective of funding the Group’s working capital for the construction of our new headquarters “Vila XP” at São Roque, State of São Paulo and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (brazilian inflation index) plus 5%p.a.

	September 30, 2021		December 31, 2020
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Debentures	520,604	516,230	-	-

Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the period ended of September 30, 2021.

Determination of own credit risk for items for which the fair value option was elected

The debenture own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities.

e.1) Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of September 30, 2021 for instruments for which the fair value option has been elected.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
September 30, 2021
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding
Long-term debt
Debentures	520,604	516,230	(4,374)

f)	Securities classified by maturity:

	Assets		Liabilities
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020

Financial assets
At fair value through PL and at OCI
Current	43,989,552	34,572,107	1,565,981	2,237,442
Non-stated maturity	31,477,684	15,246,105	1,565,981	2,237,442
Up to 3 months	1,967,844	794,025	-	-
From 3 to 12 months	10,544,024	18,531,977	-	-

Non-current	38,021,990	34,065,805	516,230	-
After one year	38,021,990	34,065,805	516,230	-

Evaluated at amortized cost
Current	790,659	1,829,791	-	-
Up to 3 months	625,485	1,623,487	-	-
From 3 to 12 months	165,174	206,304	-	-

Non-current	68,579	-	-	-
After one year	68,579	-	-	-

Total	82,870,780	70,467,703	2,082,211	2,237,442

The reconciliation of expected loss to financial assets at amortized cost – securities according with IFRS 9 are presented in Note 10.

5.	Derivative financial instruments

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

	September 30, 2021
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Options	187,673,232	5,689,128	70%	1,433,999	1,949,338	2,305,791
Swap contracts	26,791,031	1,233,690	10%	64,316	26,130	1,143,244
Forward contracts	19,887,314	8,438,970	7%	751,062	2,069,160	5,618,748
Future contracts	36,216,396	102,522	13%	4,879	2,433	95,210
Others (i)	7,127	7,127	0%	7,127	-	-
Total	270,575,100	15,471,437	100%	2,261,383	4,047,061	9,162,993

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
Liabilities
Options	180,232,851	6,422,387	72%	1,136,064	2,039,309	3,247,014
Swap contracts	23,590,126	406,979	10%	86,570	114,285	206,124
Forward contracts	23,628,239	7,485,685	9%	69,930	1,839,985	5,575,770
Future contracts	21,452,001	144,064	9%	11,223	7,278	125,563
Others (i)	46,814	46,814	0%	46,814	-	-
Total	248,950,031	14,505,929	100%	1,350,601	4,000,857	9,154,471

(i)	Related to Public Warrants and Private placement Warrants liabilities issued by XPAC Acquisition Corp.

	December 31, 2020
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Options	681,464,674	6,298,358	83%	2,327,062	2,351,285	1,620,011
Swap contracts	5,578,227	777,816	10%	35,241	206,921	535,654
Forward contracts	2,905,411	456,724	6%	230,862	201,324	24,538
Future contracts	43,100,609	26,535	1%	26,535	-	-
Total	733,048,921	7,559,433	100%	2,619,700	2,759,530	2,180,203

Liabilities
Options	614,741,256	6,735,478	87%	2,152,890	2,378,689	2,203,899
Swap contracts	6,143,671	870,393	11%	99,249	213,532	557,612
Forward contracts	3,035,011	200,272	3%	133,679	49,102	17,491
Future contracts	44,981,642	13,221	1%	542	1,742	10,937
Total	668,901,580	7,819,364	100%	2,386,360	2,643,065	2,789,939

6.	Hedge accounting

The Group has two types of hedge relationships: hedge of net investment in foreign operations and fair value hedge. For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variation.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

a)	Hedge of net investment in foreign operations

In the period ended September 30, 2021, the objective for the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holdings International and XP Advisors Inc.

The Group has entered into forward contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non Deliverable Forward (“NDF”) contracts.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged items, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
	Hedged item			Hedge instrument
	Book Value
Strategies	Assets	Liabilities	Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
September 30, 2021
Foreign exchange risk
Hedge of net investment in foreign operations	294,481	-	11,913	421,010	(11,739)

December 31, 2020
Foreign exchange risk
Hedge of net investment in foreign operations	245,986	-	52,299	349,218	(60,563)

b)	Fair value hedge

The Group’s fair value strategy consists of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.

The company applies fair value hedges as follows:

•	Hedging the exposure of Fixed-Income securities carried out through structured operations certificates.The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro).

The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A, seeking to obtain the closest match deadlines and volumes as possible.

•	Hedging to protect the change in the fair value of the exchange risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) recognized in the balance sheet of XP Inc on July by contracting derivatives (DI1 Futuro).

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value
Strategies	Assets	Liabilities	Variation in value recognized in income	Nominal value	Variation in the amounts used to calculate hedge Ineffectiveness
September, 2021
Interest rate risk
Hedge of pre-fixed operations	-	6,123,250	564,816	6,074,281	(561,594)

December 31, 2020
Interest rate risk
Hedge of pre-fixed operations	-	2,178,459	(47,923)	2,188,732	46,795

The hedge ineffectiveness recognized in statements of income are presented below:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

	September 30, 2021
Hedge Instruments	Notional amount	Assets	Book value (i) Liabilities	Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income (ii)
Interest rate risk
Futures	6,074,281	-	6,123,250	(561,594)	3,222
Foreign exchange risk
Futures	421,010	294,481	-	(11,739)	-

	December 31, 2020
Hedge Instruments	Notional amount	Assets	Book value (i) Liabilities	Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Interest rate risk
Futures	2,188,732	-	2,178,459	46,795	(1,128)

(i)	Amounts recorded within financial statement line “Derivative financial instruments”. See Note 5.

(ii)	For the nine months period ended in September 30, 2021 the amount of hedge ineffectiveness was R$ 2,268.

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	September 30, 2021			December 31, 2020
	Hedge instruments		Hedge item	Hedge instruments		Hedge item
Strategies	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value
Hedge of Fair Value	6,074,281	(561,594)	564,816	2,188,732	(47,923)	46,795
Hedge of net investment in foreign operations	421,01	(11,739)	11,913	349,218	(60,563)	52,299
Total	6,495,291	(573,333)	576,729	2,537,950	(108,486)	99,094

The table below shows the breakdown notional value by maturity of the hedging strategies:

	September 30, 2021
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of Fair Value	132,377	93,054	297,434	724,497	2,974,338	1,852,581	6,074,281
Hedge of net investment in foreign operations	366,616	-	-	54,394	-	-	421,010
Total	498,993	93,054	297,434	778,891	2,974,338	1,852,581	6,495,291

	December 31, 2020
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of Fair Value	1,977	13,375	94,099	44,843	672,978	1,361,460	2,188,732
Hedge of net investment in foreign operations	-	-	146,547	202,671	-	-	349,218
Total	1,977	13,375	240,646	247,514	672,978	1,361,460	2,537,950

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
7.	Loan operations

Following are the breakdown of the carrying amount of loan operations by class, sector of debtor and maturity:

Loans by type	September 30, 2021	December 31, 2020
Pledged asset loan
Retail	6,026,821	2,698,018
Credit card operations	1,898,391	51,270
Corporate	2,084,568	946,008
Non-pledged loan
Retail	308,716	116,978
Corportate	228,965	113,155
Total Loans operations	10,547,461	3,925,429
Expected Credit Loss (Note 10)	(12,059)	(7,101)
Total loans operations, net of Expected Credit Loss	10,535,402	3,918,328

By maturity	September 30, 2021	December 31, 2020
Due in 3 months or less	2,026,264	160,918
Due after 3 months through 12 months	1,578,147	580,183
Due after 12 months	6,943,050	3,184,328
Total Loans operations	10,547,461	3,925,429

The loan products offered to its customers throught Banco XP are fully collaterized by customers’ investments on XP platform and credit product strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.

Certain loans operations originated by the collateralized credit have insignificant risk of loss, which results in no loss allowance being recognised in accordance with the Group's expected credit loss model. The carrying amount of such financial assets is R$ 632,703 at September 30, 2021 (December 31, 2020 – R$ 297,443).

The Group uses client’s investments as collaterals to reduce potential losses and protect against credit risk exposure. The Group monitors the value of the collaterals so that they are always sufficient, legally enforceable (effective) and viable. The Credit Risk Management provides subsidies to define strategies as risk appetite, to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy.

The reconciliation of loans operations according with IFRS 9 are presented in Note 10.

8.	Prepaid expenses

	September 30, 2021	December 31, 2020
Commissions and premiums paid in advance (i)	3,253,703	1,314,771
Marketing expenses	6,835	28,056
Services paid in advance	24,161	6,245
Other expenses paid in advance	128,075	44,465
Total	3,412,774	1,393,537

Current	155,694	283,183
Non-current	3,257,080	1,110,354

(i) Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the statement of income of the Company, linearly, according to the investment term period.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
9.	Securities trading and intermediation (receivable and payable)

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	September 30, 2021	December 31, 2020
Cash and settlement records	338,078	18,128
Debtors pending settlement	790,642	1,088,923
(-) Expected losses on Securities trading and intermediation (i)	(63,945)	(55,485)
Total Assets	1,064,775	1,051,566

Cash and settlement records	227,215	59,712
Creditors pending settlement	19,407,539	20,243,409
Total Liabilities	19,634,754	20,303,121

(i) The reconciliation of gross carrying amount and the expected loss according with IFRS 9 are presented in Note 10.

10.	Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

It is presented below the reconciliation of gross carrying amount of Financial assets through other comprehensive income and Financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three stage model, the low credit risk simplification and the simplified approach and the ECLS as of September 30, 2021:

			September 30, 2021
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i)	28,579,254	(13,205)	28,566,049
Financial assets amortized cost
Low credit risk simplification
Securities (i)	859,238	(1,573)	857,665
Securities purchased under agreements to resell (i)	7,873,026	(2,439)	7,870,587
Three stage model
Loans and credit card operations (ii) (iii)	10,547,461	(11,413)	10,536,048
Simplified approach
Securities trading and intermediation	1,128,720	(63,945)	1,064,775
Accounts Receivable	360,770	(5,163)	355,607
Other financial assets	1,519,254	(46,717)	1,472,537

Total losses for on-balance exposures	50,867,723	(144,455)	50,723,268

Off-balance exposures (iv)	681,403	(646)	680,757

Total exposures	51,549,126	(145,101)	51,404,025

(i)	Financial assets considered in Stage 1.

(ii)	As of September 30, 2021 are presented in Stage 1: Gross amount of R$ 8,925,350 and ECL of R$ 5,989 Stage 2: Gross amount of R$ 1,621,016 and ECL of R$ 5,268 and Stage 3: Gross amount of R$ 1,095 and ELC of R$ 156 respectively.

(iii)	As of September 30, 2021 there were transfers between from Stage 1 to Stage 2 of R$ 5,154 and from Stage 2 to Stage 3 of R$ 156. The were “cure” from Stage 2 to Stage 1 of R$ 320.

(iv)	Include credit cards limits and sureties.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
	December 31, 2020
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i)	19,047,899	(8,855)	19,039,044
Financial assets amortized cost
Low credit risk simplification
Securities (i)	1,829,791	(1,087)	1,828,704
Securities purchased under agreements to resell (i)	6,627,779	(370)	6,627,409
Three stage model
Loans and credit card operations (ii) (iii)	3,925,429	(7,101)	3,918,328
Simplified approach
Securities trading and intermediation	1,107,051	(55,485)	1,051,566
Accounts Receivable	512,777	(6,418)	506,359
Other financial assets	73,466	(3,495)	69,971
Total losses for on-balance exposures	33,124,192	(82,811)	33,041,381

Off-balance exposures (credit card limits)	35,810	-	35,810

Total exposures	33,160,002	(82,811)	33,077,191

(i)	Financial assets considered in Stage 1.

(ii)	As of December 31, 2020 are presented in Stage 1: Gross amount of R$ 3,599,808 and ECL of R$ 5,648 and Stage 2: Gross amount of R$ 325,621 and ECL of R$ 1,453 respectively.

(iii)	As of December 31, 2020, there were no transfers between stages.

11.	Investments in associates and joint ventures

Set out below are the associates and joint ventures of the Group as of September 30, 2021. The entities have share capital consisting solely of ordinary shares, which are held directly by the Group.

Entity	December 31, 2020	Equity	Equity in earnings	Other comprehensive income	Goodwill (i)	September 30, 2021
Associates (ii,a)	697,924	17,950	4,615	3,652	458,980	1,183,121
Joint ventures (ii,b)	1,983	1,225	(1,221)	(130)	-	1,857
Total	699,907	19,175	3,394	3,522	458,980	1,184,978

Entity	December 31, 2019	Equity	Equity in earnings	Other comprehensive income	Goodwill (i)	September 30, 2020
Associates (ii.a)	-	75,093	(227)	(120)	621,248	695,994
Joint ventures (ii.b)	-	572	(337)	-	408	643
Total	-	75,665	(564)	(120)	621,656	696,637

(i)	Related to the acquisitions of associates and joint ventures. The premilinary goodwill recognized includes the value of expected synergies arising from the investments and includes an element of contingent consideration.

(ii)	At September 30, 2021, include interest in total and voting capital of the following companies: (a) Associates - Wealth High Governance Holding de Participações S.A. (49.9% total and voting capital at September 30,2021 and December 31, 2020); O Primo Rico Mídia, Educacional e Participações Ltda. (20% total and voting capital at September 30, 2021 and December 31, 2020); NK112 Empreendimentos e Participações S.A. (49.9% total and voting capital at September 30, 2021); Capitânia Investments (20% total and voting capital at September 30, 2021) and ); Giant Steps Empreendimentos Ltda. (25% total and voting capital at September 30, 2021) (b) Joint ventures - Du Agro Holdings S.A. (49% total and voting capital at September 30,2021 and December 31, 2020).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
12.	Property, equipment, goodwill, intangible assets and lease

a)	Changes in the period

	Property and	Intangible
	equipment	assets

As of January 1, 2020	142,464	553,452
Additions	40,011	79,127
Business combination (i)	-	83,925
Write-offs	(61,967)	(185)
Transfers	(6,143)	6,143
Depreciations / Amortization in the period	(19,609)	(52,928)
As of September 30, 2020	94,756	669,534
Cost	196,081	767,878
Accumulated depreciation / amortization	(101,325)	(98,344)

As of January 1, 2021	204,032	713,562
Additions	107,577	206,612
Write-offs	(1,925)	(11,882)
Transfers	5	(5)
Foreign Exchange	(414)	14
Depreciations / Amortization in the period	(16,246)	(132,892)
As of September 30, 2021	293,029	775,409
Cost	347,767	971,443
Accumulated depreciation / amortization	(54,738)	(196,034)

(i)	Related to acquired companies Fliper, DM10 and Antecipa concluded in 2020.

b)	Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2020. As of September, 2021, there were no indicators of a potential impairment of goodwill.

c)	Leases

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period.

	Right-of-use assets	Lease liabilities

As of January 1, 2020	227,478	255,406
Additions (i)	45,377	45,129
Depreciation expense	(33,363)	-
Write-offs	(78,321)	(78,322)
Interest expense	-	15,648
Revaluation	(9,115)	(10,050)
Impairment	264	-
Effects of exchange rate	29,694	32,675
Payment of lease liabilities	-	(45,903)
As of September 30, 2020	182,014	214,583

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

	Right-of-use assets	Lease liabilities

As of January 1, 2021	183,134	208,448
Additions (i)	79,146	79,146
Depreciation expense	(30,219)	-
Write-offs	(856)	-
Interest expense	-	12,166
Revaluation	25,036	24,260
Effects of exchange rate	3,853	4,189
Payment of lease liabilities	-	(42,695)
As of September, 2021	260,094	285,514
Current	-	74,695
Non-current	260,094	210,819

(i)	Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.

The Group recognized rent expense from short-term leases and low-value assets of R$ 1,014 for the nine months period ended September 30, 2021 (R$ 1,523 – September 30, 2020) and R$ 7 for three months period ended September 30, 2021 (R$ 430 – September 30, 2020) . The total rent expense for the nine month period ended September 30, 2021 is R$ 13,982 (R$ 7,853 – September 30, 2020) and for the three months period ended September 30, 2021 is R$ 2,279 (R$ 5,595 – September 30, 2020) and include other expenses related to leased offices such as condominium for the nine months period ended September 30, 2021.

Depreciation and amortization expense has been charged in the following line items of consolidated statement of income:

	Nine months period ended September 30,		Three months period ended September 30,
	2021	2020	2021	2020
Property and equipment
Depreciation in the period	16,246	19,609	5,825	6,616

Leases
Depreciation in the period	30,219	33,363	10,707	10,313

Intangible assets
Amortization in the period	132,892	52,928	34,946	19,451
	179,357	105,900	51,478	36,380

13.	Financing instruments payable

	September 30, 2021	December 31, 2020

Market funding operations (a)	14,908,388	5,216,599
Deposits	6,866,502	3,021,751
Demands deposits	187,975	44,536
Time deposits	6,672,394	2,977,215
Interbank deposits	6,133	-
Financial bills	2,342,940	16,389
Structured operations certificates	5,698,946	2,178,459
Debt securities in issued (b)	4,304,139	335,250
Promissory Note	80,419	-
Debentures	170,113	335,250
Bonds in issue	4,053,607	-
Total	19,212,527	5,551,849

Current	5,795,884	2,731,816
Non-Current	13,416,643	2,820,033

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
(a)	Maturity

Maturity – As of September 30, 2021
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	187,975	-	-	-	-	-	187,975
Time deposits	676,954	794,812	1,028,851	2,121,352	675,522	1,374,903	6,672,394
Interbank deposits	-	-	-	3,069	-	3,064	6,133
Financial bills	-	-	-	-	16,800	2,326,140	2,342,940
Structured operations certificates	-	248	354	10,762	28,653	5,658,929	5,698,946
Total	864,929	795,060	1,029,205	2,135,183	720,975	9,363,036	14,908,388
Maturity – As of December 31, 2020

Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	44,536	-	-	-	-	-	44,536
Time deposits	67,501	1,185	57,781	191,886	2,161,762	497,100	2,977,215
Financial bills	-	-	-	-	-	16,389	16,389
Structured operations certificates	-	-	-	945	1,489	2,176,025	2,178,459
Total	112,037	1,185	57,781	192,831	2,163,251	2,689,514	5,216,599

(b)	Debt securities in issued

As of September 30, 2021, the total balance is comprised of the following issuances:

		September 31,		December 30,
		2021		2020
		Up to 1 year	1-5 years	Up to 1 year	1-5 years
Bonds (i)	Fixed rate	-	4,053,607	-	-
Promissory Note (ii)	Fixed rate	80,419
Debentures (iii)	Fixed rate / Variable Rate	170,113	-	204,731	130,519
Total		250,532	4,053,607	204,731	130,519
Current			250,532		204,731
Non- Current			4,053,607		130,519

(i)	XP Inc Bonds

On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with a net proceeds of US$739 million (R$ 3,697 million) with maturity on July 1, 2026 and bear interest at the rate of 3.250% per year and will be guaranteed by XP Investimentos S.A.

(ii)	Promissory Note

On September 9, 2021, XP Energia, a group’s subsidiary, issued the first promissory note with the objective of funding the company’s working capital and treasury investments related to wholesale electricity trade business.The principal amount is due and paid on the maturity date of September 4, 2022, and the interest rate is CDI + 3.5% pre-fixed rate.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
(iii)	Debentures

The principal amount and accrued interest payables related to the second issuance are as follow: (i) for the principal amount, 50% is due and was paid on May 15, 2021 and the remaining balance on the maturity date of May 15, 2022, and (ii) the accrued interest is payable every 12 months from the issuance date. The annual rate is 107.5% CDI with a unit value at in the period ended of R$ 508.94.

Debentures are subject to financial covenants, which have certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 29 (ii)).

14.	Borrowings

	Interest rate %	Maturity	Sepetmber 30, 2021	December 31, 2020

Bank borrowings – domestic (i)	113% of CDI(*)	March 2021	-	10,523
Related parties			-	10,523

Financial institution (iii)	0.813%	May 2022	1,607,003	-
Financial institution (ii)	CDI (*)+ 0.774%	April 2023	278,162	273,564
Third parties			1,885,165	273,564

Total borrowings			1,885,165	284,087

Current			1,616,199	17,637
Non-current			268,966	266,450

(*)	Brazilian Interbank Offering Rate (CDI)

(i)	Loan agreement with Itaú Unibanco that was fully paid on March 8, 2021.

(ii)	Loan agreement entered into on March 28, 2018 with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months.

(iii)	Loan agreement with Banco Nacional de México.

Some of obligations above contain financial covenants, which have certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 29 (ii)).

15.	Other financial assets and financial liabilities

a)	Other financial assets

	September 30, 2021	December 31, 2020

Foreign exchange portfolio	1,039,116	43,129
Receivables from IFAs	169,521	27,377
Others financial assets	310,617	2,777
(-) Expected losses on other financial assets (i)	(46,717)	(3,312)
Total	1,472,537	69,971

Current	1,039,116	43,129
Non-current	433,421	26,842

(i)	The reconciliation of gross carrying amount and the expected loss according with IFRS 9 are presented in Note 10.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
b)	Other financial liabilities

	September 30, 2021	December 31, 2020
Foreign exchange portfolio	1,149,536	70,208
Structured financing (i)	1,000,330	874,771
Credit cards operations	1,867,195	50,727
Contingent consideration (ii)	632,321	462,000
Commitments subject to possible redemption (iii)	1,087,982	-
Lease liabilities	285,514	208,448
Others	53,135	40,080
Total	6,076,013	1,706,234

Current	4,355,710	1,244,234
Non-current	1,720,303	462,000

(i)	Financing for maintenance of financial assets required to perform financial transactions.

(ii)	Contractual contingent considerations mostly associated to the investment acquisition.The maturity of the total contingent consideration payment is up to 6 years and the contractual maximum amount payable is R$ 653,222 (the minimum amount is zero).

(iii)	Related to the IPO transaction of XPAC Acquisition Corp. that occurred on August 3, 2021. The capital issued by XPAC Acquisition Corp. includes conditionally redeemable Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control. The noncontrolling shareholders of XPAC Acquisition Corp. have the right to redeem their shares in cash at the earliest of (i) upon the completion of XPAC Acquisition Corp’s initial business combination or (ii) 24 months from the closing of the IPO transaction.

16.	Private pension liabilities

As of September 30, 2021, active plans are principally accumulation of financial resources through brazilian private pension products (“PGBL” and “VGBL”) structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws derived from the operations by XP Vida e Previdência.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 4 (a)).

Changes in the period:

	Nine months period ended September 30,
	2021	2020
As of January 1	13,387,913	3,759,090
Contributions received	1,977,179	984,816
Transfer from third party plans	12,167,840	5,087,561
Withdraws	(929,182)	(162,218)
Gain (loss) from FIE	107,265	(19,927)
As of September	26,711,015	9,649,322

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
17.	Income tax

a)	Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

		Balance Sheet
	September 30, 2021	December 31, 2020

Share based compensation	325,804	115,976
Tax losses carryforwards	145,326	7,382
Provisions for IFAs’ commissions	94,449	94,544
Profit sharing plan	145,900	164,808
Net gain on hedge instruments	29,742	20,987
Expected credit losses (ii)	39,741	19,444
Revaluations of financial assets at fair value	108,699	(16,780)
Goodwill on business combinations (i)	10,304	22,838
Other provisions	141,785	67,495
Total	1,041,750	496,694
Deferred tax assets	1,041,750	505,046
Deferred tax liabilities	-	(8,352)

	Net change in the nine months period ended September 30,		Net change in the three months period ended September 30,
	2021	2020	2021	2020

Tax losses carryforwards	137,944	21,470	(4,118)	24,769
Goodwill on business combinations (i)	(12,534)	6,127	(9,996)	(5,861)
Provisions for IFAs’ commissions	(95)	4,181	(9,422)	1,718
Revaluations of financial assets at fair value	125,479	(35,252)	87,768	3,513
Expected credit losses	20,297	14,912	18,107	4,248
Profit sharing plan	(18,908)	(61,409)	61,904	(97,272)
Net gain (loss) on hedge instruments	8,755	69,311	(8,003)	5,805
Share based plan	209,829	44,874	139,780	17,533
Other provisions	74,289	(5,963)	107,577	(17,768)
Total	545,056	58,251	383,597	(63,315)

(i)	For tax purposes, goodwill is amortized over 5 years on a straight-line basis when the acquired entity is sold or merged into another entity.

(ii)	Include expected credit loss on accounts receivable, loan operations and other financial assets.

The changes in the net deferred tax were recognized as follows:

	Nine months period ended September 30,
	2021	2020

As of January 1	496,694	279,401
Foreign exchange variations	9,269	22,721
Charges to statement of income	224,167	(28,561)
Tax relating to components of other comprehensive income	311,620	64,091
As of September 30	1,041,750	337,652

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 27,432 (December 31, 2020 - R$ 37,309) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

Changes in Social Contribution on Net Income (CSLL)

On March 1, 2021, Provisional Measure No. 1,034 was published increasing the Social Contribution on Net Income (CSLL) rate by 5%, to 25% for Banks and 20% for Broker dealers and Insurance Companies.

The text of the Provisional Measure proposes the increase in the CSLL rate between July and December 2021. On July 14, 2021 the Provisional Measure was converted into Federal Law No. 14,183 confirming the CSLL rate increase for the period between July 2021 and December, 2021.

As of the Provisional Measure approval the Deferred Tax Assets and Liabilities registered in the balance sheet of XP CCTVM, Banco XP and XP Vida e Previdencia were increased by 5% for certain temporary adjustments made for corporate income tax (CIT) purposes which would turn into permanent effect in the period between July and December, 2021.

b)	Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the nine months period ended September 30:

	Nine months period ended September 30,		Three months period ended September 30,
	2021	2020	2021	2020

Income before taxes	2,694,579	1,758,528	907,938	632,451
Combined tax rate in Brazil (a)	34%	34%	34%	34%
Tax expense at the combined rate	916,157	597,900	308,699	215,034

Income (loss) from entities not subject to taxation	1,683	(11,358)	133	(2,630)
Effects from entities taxed at different rates	64,902	36,792	11,856	17,630
Effects from entities taxed at different taxation regimes (b)	(813,123)	(285,529)	(330,998)	(111,061)
Intercompany transactions with different taxation	(55,459)	(46,775)	(21,850)	(19,645)
Tax incentives and related donation programs	(4,467)	(2,491)	(1,196)	(4,521)
Non deductible expenses (non-taxable income), net	961	(12,693)	2,005	(3,434)
Effect from social contribution on net income rate (Law No. 14,183)	(25,396)	-		-
Others	7,511	3,581	2,902	(206)
Total	92,769	279,427	(28,449)	91,167
Effective tax rate	3.44%	15.89%	(3.14%)	14.41%

Current	316,936	250,866	55,385	(6,732)
Deferred	(224,167)	28,561	(83,834)	97,899
Total expense	92,769	279,427	(28,449)	91,167

(a)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

Other comprehensive income

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

The tax (charge) credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) Credit	After tax

Foreign exchange variation of investees located abroad	76,575	-	76,575
Gains (losses) on net investment hedge	(121,772)	41,402	(80,370)
Changes in the fair value of financial assets at fair value	(56,603)	22,689	(33,914)
As of September 30, 2020	(101,800)	64,091	(37,709)

Foreign exchange variation of investees located abroad	13,036	-	13,036
Gains (losses) on net investment hedge	(18,364)	6,625	(11,739)
Changes in the fair value of financial assets at fair value	(763,766)	304,994	(458,772)
As of September 30, 2021	(769,094)	311,619	(457,475)

18.	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

As of September 30, 2021, the Company have R$ 23 thousand of issued capital which were represented by 377,764,985 Class A common shares and 181,293,980 Class B common shares.

(b)	Additional paid-in capital and capital reserve

Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

In December 2020, as a result of the completion of the secondary public offering describe in Note 1.1 a number of 7,258,639 Class A common shares were offered by the controlling shareholder of XP Inc.

The Board of Directors approved on December 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of September 30, 2021, the outstanding number of company reserved under the plans were 9,856,177 restricted share units (“RSUs”) (December 31, 2020 – 11,079,736) and 2,819,912 performance restricted units (“PSUs”) (December 31, 2020 – 2,819,912) to be issued at the vesting date.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

(c)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

For the nine months period ended September 30, 2021, XP Inc. has not declared and paid dividends to the shareholders.

Non-controlling shareholders of some XP Inc’s subsidiaries received dividends in the nine months period ended of September 30, 2021 and 2020 in a total amount of R$ 2,998 and R$ 6,136, respectively.

(d)	Other comprehensive income

Other comprehensive income is comprised of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investees located abroad.

19.	Related party transactions

The main transactions carried with related parties, conducted on an arm’s length basis, including interest rates, terms and guarantees, and period-end balances arising from such transactions are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
			Nine months period ended September 30,		Three months period ended September 30,
Relation and transaction	September 30, 2021	December 31, 2020	2021	2020	2021	2020

Shareholders with significant influence (i)	(1,813,352)	(5,667,588)	(35,374)	(36,541)	(13,778)	(13,509)
Securities	177,481	112,127	1,415	9,154	787	1,895
Securities purchased under agreements to resell	-	-	2,556	3,557	1,726	650
Accounts receivable and Loans operations	9,166	11,238	399	233	102	(163)
Securities sold under repurchase agreements	(1,999,999)	(5,780,430)	(39,723)	(48,243)	(16,393)	(15,514)
Borrowings	-	(10,523)	(21)	(1,242)	-	(377)

(i)	These transactions are mostly related to Itau Group’s companies until May, 2021. See Note 1.2.

Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; (v) insurance and (vi) loan operations. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

20.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, the Group evaluates the tax, civil and labor and risks in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	September 30, 2021	December 31, 2020
Tax contingencies	10,262	10,097
Civil contingencies	10,828	4,281
Labor contingencies	6,487	5,333
Total provision	27,577	19,711

Judicial deposits (i)	10,388	10,199

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
(i)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the consolidated balance sheets and referred above for information.

Changes in the provision during the period

	Nine months period ended September 30,		Three months period ended September 30,
	2021	2020	2021	2020
At the beginning of period	19,711	15,193	26,413	15,479
Monetary correction	5,606	1,472	675	499
Provision accrued	6,874	912	1,772	333
Provision reversed	(2,440)	(965)	(1,188)	(78)
Payments	(2,174)	(592)	(95)	(213)
At the end of period	27,577	16,020	27,577	16,020

Nature of claims

a)	Tax

As of September 30, 2021 the Group has claims classified as probable risk of loss in the amount of R$ 10,262 (December 31, 2020 - R$ 10,097), regarding questioning the definition of the basis for calculating revenues to be paid correctly. This case was pending the specialized technical report after the decision of the court of second instance to grant the right to provide evidence and send the case back to the court of first instance. These processes are supported by judicial deposits in their entirety.

b)	Civil

The majority of the civil and administratives claims involve matters that are normal and specific to the business, and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of costumers assets in portfolio due to margin cause and/or negative balance. As of September 30, 2021, there were 102 civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$ 10,828 (December 31, 2020 - R$ 4,281). An amount of R$ 99 was deposited in court as of September 30, 2021 (December 31, 2020 – R$ 100).

c)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of September 30, 2021, the Company and its subsidiaries are the defendants in approximately 16 cases involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 6,487 (December 31, 2020 - R$ 5,333).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions constituted, the Company and its subsidiaries have several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss is considered possible, and the contingencies amount to approximately R$ 307,430 (December 31, 2020 - R$ 217,426). This amount is not provisioned.

Below is summarized these possible claims by nature:

	September 30, 2021	December 31, 2020
Tax (i)	72,095	71,027
Civil (ii)	206,869	136,228
Labor	28,466	10,171
Total	307,430	217,426

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
(i)	In December 2019, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2015, allegedly in violation of Brazilian Law 10.101/00. Currently, the first appeal was denied by the first administrative level of the Revenue Service Office. The Group will provide the ordinary appeal to Administrative Council of Tax Appeals (“CARF”). There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice.

(ii)	The Group is defendant in 602 (December 31, 2020 – 586) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

21.	Total revenue and income

a)	Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	Nine months period ended September 30,		Three months period ended September 30,
	2021	2020	2021	2020
Major service lines
Brokerage commission	1,923,825	1,595,435	632,799	547,862
Securities placement	1,424,832	922,057	442,303	388,283
Management fees	1,108,997	809,024	414,775	274,353
Insurance brokerage fee	99,780	74,299	33,296	17,624
Educational services	60,446	95,627	14,575	25,474
Banking fees	115,779	71,060	57,146	32,955
Other services	366,746	263,411	154,256	122,109
Gross revenue from services rendered	5,100,405	3,830,913	1,749,150	1,408,660

(-) Sales taxes and contributions on services (i)	(455,854)	(337,681)	(160,270)	(130,914)
	4,644,551	3,493,231	1,588,880	1,277,745

(i)	Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

b)	Net income from financial instruments

	Nine months period ended September 30,		Three months period ended September 30,
	2021	2020	2021	2020
Net income from financial instruments at fair value through profit or loss	5,266,644	2,007,466	2,335,500	647,076
Net income from financial instruments measured at amortized cost and at fair value through other comprehensive income	(1,015,419)	303,388	(717,128)	189,527
Total income from financial instruments	4,251,225	2,310,854	1,618,372	836,603

(-) Taxes and contributions on financial income	(78,291)	(47,578)	(35,893)	(13,611)
	4,172,934	2,263,276	1,582,479	822,992
c)	Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	Nine months period ended September 30,		Three months period ended September 30,
	2021	2020	2021	2020
Brazil	8,551,425	5,156,387	3,090,739	1,721,542
United States	247,082	570,738	79,082	368,524
Europe	18,978	29,382	1,538	10,671
Revenues	8,817,485	5,756,507	3,171,359	2,100,737

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
	September 30, 2021	December 31, 2020
Brazil	6,137,704	3,244,421
United States	104,303	129,956
Europe	2,345	4,123
Selected assets (i)	6,244,352	3,378,500

(i) Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

None of the clients represented more than 10% of our revenues for the periods presented.

22.	Operating costs

	Nine months period ended September 30,		Three months period ended September 30,
	2021	2020	2021	2020
Commission and incentive costs	2,074,883	1,442,670	712,844	549,249
Operating losses	24,228	27,412	7,538	7,442
Other costs	464,963	355,809	168,633	139,788
Clearing house fees	288,603	240,806	104,964	104,922
Third parties’ services	69,304	42,880	13,684	9,102
Other (i)	107,056	72,123	49,985	25,764
Total	2,564,074	1,825,891	889,015	696,479

(i)	Other cost include operational errors and other costs.

23.	Operating expenses by nature

	Nine months period ended September 30,		Three months period ended September 30,
	2021	2020	2021	2020

Selling Expenses (i)	163,973	94,367	57,654	38,322

Administrative expenses	3,348,345	2,077,587	1,267,171	809,596
Personnel expenses	2,475,245	1,484,596	924,324	577,614
Compensation	1,011,969	565,640	419,962	203,419
Employee profit-sharing and bonus	981,948	566,353	294,304	240,763
Executives profit-sharing	77,899	156,988	39,025	52,662
Other personnel expenses (ii)	403,429	195,615	171,033	80,770
Other taxes expenses	26,840	26,193	9,684	9,907
Depreciation of property and equipment and right-of-use assets	46,465	52,972	16,532	16,928
Amortization of intangible assets	132,892	52,928	34,946	19,451
Data processing	326,317	212,074	122,754	89,018
Technical services	107,835	66,284	51,440	25,563
Third parties' services	154,782	116,086	76,470	43,663
Other administrative expenses (iii)	77,969	66,454	31,021	27,452
Total	3,512,318	2,171,954	1,324,825	847,918

(i)	Selling expenses refers to advertising and publicity.

(ii)	Other personnel expenses include benefits, social charges and others.

(iii)	Other administrative expenses include rent, communication and travel expenses, legal and judicial and other expenses.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
24.	Other operating income (expenses), net

	Nine months period ended September 30,		Three months period ended September 30,
	2021	2020	2021	2020

Other operating income	144,705	273,809	24,057	196,445
Revenue from incentives from Tesouro Direto, B3 and Others	111,127	258,306	10,238	190,900
Other operating income (i)	33,578	15,503	13,819	5,545

Other operating expenses	(53,723)	(188,823)	(22,971)	(98,644)
Legal proceedings and agreement with customers	(2,844)	(43,844)	(810)	(36,262)
Losses on write-off and disposal of assets	(4,213)	(59,216)	(1,308)	(29,809)
Charity	(19,228)	(40,512)	(9,249)	(13,668)
Other operating expenses (ii)	(27,438)	(45,251)	(11,604)	(18,905)

Total	90,982	84,986	1,086	97,801

(i)	Other operating income include recovery of charges and expenses, reversal of operating provisions, interest received on tax and others.

(ii)	Other operating expenses include fines and penalties, association and regulatory fees and other expenses.

25.	Share-based plan

Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares.

Set out below are summaries of XP Inc's RSU and PSU activity for the nine months period ended September 30, 2021.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1	11,079,736	2,819,912	13,899,648
Granted	74,694	-	74,694
Forfeited	(1,298,253)	-	(1,298,253)
Outstanding, September 30	9,856,177	2,819,912	12,676,089

For the nine and three months period ended September 30, 2021 and 2020, total compensation expense of both plans were R$ 505,228(R$ 113,464) and R$ 165,340 (R$ 44,352), including R$ 114,732 (R$ 34,917) and R$ 39,765 (R$ 12,578) of tax provisions and does not include any tax benefits on total share-based compensation expense once, this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

The original weighted-average grant-date fair value of RSU and PSU shares was US$ 27 and US$ 34.56 respectively. The average grant date fair value in the period was US$ 39.69.

26.	Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares. The shares in the share based plan are the only shares with potential dilutive effect.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the nine and three months period ended of September 30:

	Nine months period ended September 30,		Three months period ended September 30,
	2021	2020	2021	2020
Net Income attributable to owners of the Parent	2,599,974	1,475,613	935,662	540,434
Basic weighted average number of outstanding shares (i) (iii)	559,059	551,800	559,059	551,800
Basic earnings per share - R$	4,6506	2,6742	1,6736	0,9794
Effect of dilution
Shared-based plan (ii) (iii)	13,214	4,323	12,767	4,774
Diluted weighted average numer of outstanding shares (iii)	572,273	556,574	571,826	556,574
Diluted earnings per share - R$	4,5432	2,6534	1,6363	0,9710

(i)	See on Note 18, the number of XP Inc.’s outstanding common shares during the period.

(ii)	See on Note 25, the number of shares granted and forfeited during the period regarding XP Inc.’s Share-based plan.

(iii)	Thousands of shares.

27.	Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e. Stock Exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	Financial assets (other than derivatives) - The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward - at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•	Options - option contracts give the purchaser the right to buy the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•	Others: Derivatives – the warrant liabilities issued by XPAC Corporation Corp. contain features that qualify as embedded derivatives. The fair value of Public Warrants issued in connection with the Initial Public Offering have been measured based on the listed market price of such warrants.

•	Other financial assets and liabilities - Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

•	Loans operations – Fair value is determined through the present value of expected future cash flows discounted using the observable rates and market rates on the date the financial statements are presented.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
•	Contingent consideration: Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	September , 30, 2021
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	25,038,764	28,393,523	-	53,432,287	53,432,287
Derivative financial instruments	102,522	15,368,915	-	15,471,437	15,471,437
Fair value through other comprehensive income
Securities	28,566,049	-	-	28,566,049	28,566,049
Evaluated at amortized cost
Securities	812,054	58,989	-	871,043	857,665
Securities purchased under agreements to resell	-	7,892,977	-	7,892,977	7,870,587
Securities trading and intermediation	-	1,064,775	-	1,064,775	1,064,775
Loan operations	-	10,547,461	-	10,547,461	10,535,402
Accounts receivable	-	355,607	-	355,607	355,607
Other financial assets	-	1,472,537	-	1,472,537	1,472,537
Financial liabilities
Fair value through profit or loss
Securities	1,565,981	516,230	-	2,082,211	2,082,211
Derivative financial instruments	144,064	14,361,865	-	14,505,929	14,505,929
Evaluated at amortized cost
Securities sold under repurchase agreements	-	24,116,866	-	24,116,866	24,234,372
Securities trading and intermediation	-	19,634,754	-	19,634,754	19,634,754
Financing instruments payable	-	18,831,529	-	18,831,529	19,212,527
Borrowings	-	1,889,966	-	1,889,966	1,885,165
Accounts payables	-	928,892	-	928,892	928,892
Other financial liabilities	-	5,443,692	632,321	6,076,013	6,076,013

	December 31, 2020
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	35,549,047	14,040,966	-	49,590,013	49,590,013
Derivative financial instruments	26,535	7,532,898	-	7,559,433	7,559,433
Fair value through other comprehensive income
Securities	19,039,044	-	-	19,039,044	19,039,044
Evaluated at amortized cost
Securities	1,830,031	-	-	1,830,031	1,828,704
Securities purchased under agreements to resell	-	6,627,044	-	6,627,044	6,627,409
Securities trading and intermediation	-	1,051,566	-	1,051,566	1,051,566
Accounts receivable	-	506,359	-	506,359	506,359
Loan operations	-	4,037,954	-	4,037,954	3,918,328
Other financial assets	-	69,971	-	69,971	69,971
Financial liabilities
Fair value through profit or loss
Securities loaned	2,237,442	-	-	2,237,442	2,237,442
Derivative financial instruments	13,221	7,806,143	-	7,819,364	7,819,364
Evaluated at amortized cost
Securities sold under repurchase agreements	-	31,810,893	-	31,810,893	31,839,344
Securities trading and intermediation	-	20,303,121	-	20,303,121	20,303,121
Financing instruments payable	-	5,162,455	-	5,162,455	5,551,849
Borrowings	-	283,993	-	283,993	284,087
Accounts payables	-	859,550	-	859,550	859,550
Other financial liabilities	-	1,244,231	462,000	1,706,231	1,706,231

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

As of September 30, 2021 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate (WHG) and businesses (Fliper and Antecipa). The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contigent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using a weighted average rate of 10.08% p.a. Change in the discount rate by 100 bps would increase/decrease the fair value by R$15,849. The change in the fair value of the contingent consideration between the acquisition date and December 31, 2020 was not material.

Transfers into and out of fair value hierarchy levels are analysed at the end of each consolidated financial statements. As of September 30, 2021 the Group had no transfers between Level 2 and Level 3.

28.	Management of financial risks and financial instruments

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding one specific subsidiary XP CCTVM, the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seek to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2020. There have been no changes in the risk management department or in any risk management policies since the year-end.

Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

	September 30, 2021
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(68)	(47,157)	(71,759)
Exchange coupons	Foreign currencies coupon rate	(221)	(4,067)	(8,128)
Foreign currencies	Exchange rates	(3,898)	435,820	1,077,145
Price indexes	Inflation coupon rates	(359)	(13,667)	(27,125)
Shares	Shares prices	(1,380)	101,767	519,089
Seed Money (i)	Seed Money	(9,867)	(246,673)	(493,346)
		(15,793)	226,023	995,876

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
				December 31, 2020
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(191)	(9,056)	(33,402)
Exchange coupons	Foreign currencies coupon rate	(379)	(5,508)	(11,184)
Foreign currencies	Exchange rates	(1,997)	(169,318)	(373,807)
Price indexes	Inflation coupon rates	(311)	(14,384)	(28,434)
Shares	Shares prices	(4,957)	(107,704)	(167,737)
		(7,835)	(305,970)	(614,564)

(i)	Related to seed money strategy, which includes several risk factors that are dicloused in aggregate.

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, price of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor.

29.	Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital on the basis of the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities, Structured financing and debentures as shown in the consolidated balance sheet) less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the consolidated statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

The net debt and corresponding gearing ratios as of September 30, 2021 and December 31, 2020 were as follows:

	September 30, 2021	December 31, 2020
Company debt (Notes 30) (i)	6,991,048	827,785
Structured financing (Note 15 (b))	1,000,330	874,771
Total debt	7,991,378	1,702,556
Cash	(2,822,563)	(1,954,788)
Securities purchased under agreements to resell (Note 3 (a))	(548,380)	(593,673)
Certificate deposits (Securities) (Note 4 (a))	(245,976)	(111,933)
Net debt	4,374,459	(957,838)

Total equity	13,339,635	10,894,609
Total capital	17,714,094	9,936,771
Gearing ratio %	24.69%	(9.64)%

(i)	Includes Debentures and Bonds designated as fair value through profit or loss. See Note 4(e) and 13, respectively.

(i)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

The subsidiary XP CCTVM, leader of the Prudential Conglomerate (which includes Banco XP), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.

The subsidiary XP Vida e Previdência operates in Private Pension Business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).

At September 30, 2021 the subsidiaries XP CCTVM and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

(ii)	Financial covenants

In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowing” and “Debentures” (Notes 13 and 14), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes.

At September 30, 2021, the amount of contracts under financial covenants is R$ 448,275 (December 31, 2020 – R$619,337). The Group has complied with these covenants throughout the reporting period.

Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

30.	Cash flow information

a.	Debt reconciliation

	Borrowings	Lease liabilities	Debt securities in issued (i)	Total
Total debt as of January 1, 2020	382,078	255,406	835,230	1,472,714
Acquisitions / Issuance	-	45,129	-	45,129
Write-off	-	(78,322)	-	(78,322)
Payments	(84,895)	(45,903)	(400,000)	(530,798)
Repurchase	-	-	(64,717)	(64,717)
Revaluation	-	(10,050)	-	(10,050)
Net foreign exchange differences	-	32,675	-	32,675
Interest accrued	10,281	15,648	20,128	46,057
Interest paid	(10,067)	-	(51,948)	(62,015)
Total debt as of September 30, 2020	297,397	214,583	338,693	850,673

Total debt as of January 1, 2021	284,087	208,448	335,250	827,785
Acquisitions / Issuance	1,570,639	79,146	4,334,562	5,984,347
Payments	(14,213)	(42,695)	(227,652)	(284,560)
Revaluation	-	24,260	-	24,260
Net foreign exchange diferences	32,068	4,189	325,425	361,682
Interest accrued	12,621	12,166	68,032	92,819
Interest paid	(37)	-	(12,386)	(12,423)
Total debt as of September 30, 2021	1,885,165	285,514	4,823,231	6,993,910

(i)	Debt securities in issue includes Debentures mensured at FVPL presented in Note 4 (e), and does not include fair value adjustments of (i) Debentures - R$ 4,374 and (ii) Bonds - R$ 1,512 of bonds (December 31, 2020: nill).

b.	Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes are related to (i) Acquisition of investment in associates through contingent consideration – R$ 110,554 and (ii) lease liabilities issuance – R$ 79,146.